Exhibit 99.1

News Release #10/2011
November 28, 2011

Baja Mining Schedules Conference Call to Provide Boleo Project Update

Vancouver, B.C., November 28, 2011 - Baja Mining Corp. (“Baja” or the “Company”) (TSX: BAJ - OTCQX: BAJFF) announced today that a conference call will be held on Wednesday, November 30, 2011 at 8:00am PST (11:00am EST) to provide an update on progress and milestones at its 70% owned Boleo copper-cobalt-zinc project (“Boleo”), located near Santa Rosalia, Baja California Sur, Mexico.

Conference Call Details

Date: Wednesday, November 30, 2011
Time: 8:00 am PST (11:00 am EST)
Dial in Toll free Canada & US: 1-800-319-4610 or outside of Canada & US: +1-604-638-5340

The conference call presentation will be made available on the Company’s website at 7:00 am PST (10:00 am EST) on Wednesday, November 30, 2011.

Presentation Link: http://www.bajamining.com/investors/media/2011

Replay: +1-604-638-9010
Replay Pass code: 2491
The conference call replay will be available until December 15, 2011.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.
"John W. Greenslade"

1 of 2

News Release #10/2011
November 28, 2011

John W. Greenslade, President

For further information please contact Kendra Low, Vice President Administration & Corporate Secretary, at: 1-604-685-2323.

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

2 of 2